Filed by Tritium DCFC Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

The following is a transcript of Tritium’s virtual analyst day held on September 21, 2021:

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Caldwell Bailey, ICR:

Good morning, everyone, and welcome to Tritium’s analyst day. I’m Caldwell Bailey, ICR from ICR, and I’m pleased to be joined today by members of the Tritium and DCRN executive teams. In terms of format for today, the first half of the event will include prepared remarks from the team, and we’ve reserved the second half of the event for Q&A. We’d ask that you wait until this point to ask any questions and we’ll give you instructions later in the call on how to do so. We would remind you that today’s event is being recorded, so please mute your lines when not speaking.

Caldwell Bailey, ICR:

I’m happy to introduce the following executive members you’ll be hearing from today in order of appearance. Robert Tichio, chairman of Decarbonization Plus Acquisition Corporation II, DCRN. Jane Hunter, CEO, Tritium, CEO of Tritium. Michael Hipwood, CFO, Tritium, CFO of Tritium. And David Finn, CVO & Founder, Tritium, chief vision officer and co-founder of Tritium.

Caldwell Bailey, ICR:

Before we kick things off, just a few brief disclosures. This call may contain forward looking statements, including but not limited to Tritium and DCRN’s expectations or predictions on financial and business performance and conditions, product development and performance, and expectations or assumptions in consummating the business combination between the parties and product development and performance. This includes, but is not limited to, the timing of development milestones, competitive and industry outlook, and the timing and completion of the business combination. Forward looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. I encourage you to read the current report on our form 8K that we will file and DCRN’s filings with the SEC for discussion of the risks that can affect the business combination, Tritium’s business and the business of the combined company after completion of the proposed business combination.

Caldwell Bailey, ICR:

DCRN and Tritium are under no and expressly disclaim any obligation to update halter or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Caldwell Bailey, ICR:

With that, I’d like to turn the call over to Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp, chairman of DCRN.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Perfect. Thank you, Caldwell. Why don’t we move forward a couple slides and we can pass the disclaimers to the first summary page? Excellent.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Although I know many of you on the line this morning, just a short introduction on myself and the sponsor. I’m Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp , partner and managing director at Riverstone Holdings, the New York based private equities firm, head of our Menlo Park Office and head of our decarbonization growth equity strategies. Riverstone is a New York based private equity firm with additional offices in Menlo Park, London, Houston, Mexico city, and Amsterdam. Over 21 years, we have raised and invested $42 billion across the energy spectrum, including over $6 billion into low carbon investment spanning categories that have ranged from renewable infrastructure like wind, solar, biomass, and hydro to decarbonization growth platforms in the battery materials, mobility, EV infrastructure, solar, FinTech, and building material spaces. On the back of that history, Decarb I raised in its IPO in October 2020. It was followed with a six times oversubscribed 400 million pipe to affect a $2.1 billion merger with the now publicly traded Hyzon Motors.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Decarb II, or DCRN, closed its IPO on February 9th, made 15 times covered base deal, raising $403 million. Shortly following the IPO closing, we began discussions with Tritium. We focused on the opportunity for two straight months through exhaustive diligence, which included third party market and competitive positioning assessments, customer interviews via primary research, and of course product evaluations. DCRN will combine with Tritium, valuing Tritium at $1.2 billion. In post-merger, the company will emerge with $274 million of cash on its balance sheet sourced from the DCRN cash and trust, assuming no redemptions, and the $15 million pipe from last year. As you’ll see later on in the forecast, the company projects cumulative negative free cash flow of only $68 million before it breaks even in just a year and a half. So the additional cash on the balance sheet is intended to arm the company for M&A or other growth above the base business plan.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

A pro-forma for this deal, existing Tritium shareholders, which include the publicly traded infrastructure company by tier corporation, are rolling 100% of their equity into the merger, showing tremendous support for this transaction and for Tritium’s prospects for future growth. The company will trade on the NASDAQ under the DCFC ticker, because as DC Fast Charging becomes ubiquitous with mobility and EVs, public investors will know Tritium as the ticker to own first.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Let’s turn to the next slide.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Before addressing the content on this slide, I’d like to start at 60,000 feet. There are now a handful of companies, charging platforms in the public space. Each are different, but with Tritium, the value proposition is really straightforward. It’s rooted in two questions. One, do you believe in the growth in EV charging? And two, do you believe in the growth in fast charging? We believe this company will be most synonymous with DC Fast Charging in the public market.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Our decarbonization stocks have raised $1.9 billion across four IPOs in three pipes. We have a select number of principles that underpin our selection criteria. Our merger targets need to have a technology mode that is observed and growing, and they need to have identified the path to profitable growth. In Tritium, investors will gain access to a business with an existing global sales reach already on four continents, a product portfolio that is far beyond proof of concept with over 5,200 DC fast chargers sold already into 41 countries, a revenue profile that is not a 25 or 2026 story. Tritium is on track to deliver $84 million of 2021 revenues. An IP position that we researched as being differentiated from competitors with the only liquid cooled IP65 rated charger technology on the market today. A business rooted in hardware that serves as the ideal springboard for future growth in software, which would feature attractive annual recurring revenue. In short, we believe this company will be a leader in the category that we consider as unavoidable for investors who are interested in exposure to the electrification of mobility.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Let’s turn to slide six.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

On this page, we dig deeper into a number of the attributes that set Tritium apart from other platforms. We invite you to spend more time with the details on this page at your leisure, but would call out that Tritium investors gain exposure to a business with a 20 year history in delivering high performance power electronics and a business that has raised and invested over $220 million of cumulative investments since inception, which is nearly unheard of in the charging category, especially for a business that is priced at $1.2 billion. Further, investors do not need to wait for market share promise. Tritium already maintains a number one or number two market share in its key growth geographies of the United States, Europe and Australia, New Zealand. And the workforce is growing, but at the same time already very substantial with 459 staff on four continents. In short, Tritium has all already captured its market position, which it intends to expand through a legacy investment in people, infrastructure, technology, and customer relationships.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Next slide.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

We think an essential component for the investment proposition for Tritium is valuation. SPAC sponsors will sometimes bury this content with high priced mergers, but we are grateful that the owners of Tritium recognize the importance in delivering to the market, a highly discounted relative valuation to alternatives across the category. Please recall this transaction was announced on May 26th, a date by which the froth and the SPAC and pipe market had already dissipated, and we negotiated our valuation with the recognition that compelling relative valuation was an essential ingredient in engendering strong support. At just four times 2023 revenue, and 2023 begins in just 15 months, for a business that is only negative $3 million free cashflow through 2023, the intention was to drive investors to evaluation that reflected what investors have been asking for. Great businesses are featured on this page, but most require hundreds of millions dollars of negative free cash flow funding to achieve escape velocity in terms of revenue or profitability. And we were and are so attracted to this business’ cash conversion cycle.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Let’s turn the slide to slide eight.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Before I turn it over to Jane, I want to spend a little bit of time presenting the addressable market for DC Fast Charging hardware through 2026. Since the announcement of our transaction, we’ve heard from a number of investors about how they’re looking to better understand how one can size this market. This page requires a closer exam by you or your members of your team following this call, and we’re happy to dig deeper into it in one on ones following this presentation. But it offers the building blocks to what we see as the baseline of $12 billion of DC hardware spend through 2026. Assuming Tritium’s projections of hardware revenue, this $12 billion TAM would equate to a 16% market share for Tritium, which is right down the fairway for what the company enjoys today. Needless to say, Tritium does not intend to simply defend its chair, but it is structuring its execution plan to grow it.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

The vast majority of data presented on this page is publicly available via Bloomberg’s NEF’s public research on the size of the future BEV fleet, the energy and power demand these vehicles will require, the forecasts for the mix of slow home chargers versus reliable, public fast chargers. We believe there are a number of upsides to nearly every component of this town build out, none of which we account for in the mathematical framework. For example, the NEF has repeatedly guided higher its assumptions on BEV easy adoption, including recently raising that figure by a remarkable 63% from its prior forecast just one year ago in 2019.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Further, while a 30% share of charging being driven by DC Fast Chargers is defensible, we see undeniable trends driven by policy makers, fleet owners, four court gasoline station owners, and more importantly, the driving public, that suggests that drivers are demanding a charging experience akin to their traditional ICE refueling experience in order to embrace electrification. Said another way, the charging needs will lead the BEV adoption, inferring potentially a greater market share for DC Fast Chargers at the expense of flow chargers.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

In the end, the market is not just large, but it is expanding rapidly. Tritium is enjoying record monthly sales and production volumes since our announcement, which imply an acceleration of the trends and inputs profiled on this page, and further underscore the value of a technology that is already embraced in the customer channel as superior to the competition.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

And with that, it is my pleasure to turn it over to Jane Hunter, CEO, Tritium, the CEO of Tritium Pty. Jane?

Jane Hunter, CEO, Tritium:

Thank you for that introduction, Robert. Good morning, everyone. I will have met many of you on Zoom. I’m Jane Hunter, CEO, Tritium, the CEO here at Tritium, and we’re really looking forward to taking you through this analyst day presentation today. If we can start at slide 10. Thanks Caldwell.

Jane Hunter, CEO, Tritium:

The tipping point for electric vehicles has been reached and there’s a rapid technology transition and a seismic shift in global transportation afoot. E-mobility will shift energy markets globally as oil powered vehicles to vehicles powered by electricity. This shift will disrupt multiple industries, fuel companies, fuel dispenser, businesses, vehicle and boat manufacturers, and then their suppliers and repair agents. And as we get closer to price parity between internal combustion engine and electric vehicles, and as consumers become aware that ICE vehicles are an obsolete technology, we believe electric vehicle uptake will increase dramatically and suddenly.

Jane Hunter, CEO, Tritium:

Next slide.

Jane Hunter, CEO, Tritium:

This transport technology transition can be hastened or hindered by government policies. And countries like the US, the UK, Germany, Norway, Thailand, have all shifted government policy to support transport electrification in material ways that will speed up the uptake of electric vehicles in those countries. With price parity likely in two to three years and total cost of ownership favoring EVs before that, one of the major impediments to immediate transition will disappear.

Jane Hunter, CEO, Tritium:

Next slide.

Jane Hunter, CEO, Tritium:

The other key factor influencing EV uptake is range anxiety. Drivers want to know they can drive anywhere with freedom and there’ll be a charger conveniently available for a rapid charge without a long queue. And for that reason, we expect the roll out of the charging infrastructure to outpace the vehicle uptake rates until it levels back out by 2040. Also, driving that charging infrastructure CAGR is the struggle for market leadership going on among the industries that have an interest in rolling out charging hardware, utilities, retailers, fuel sellers, car manufacturers and charge point operators. That competition to own the energy distribution points, the connectors, is driving demand for chargers, leading to a higher front loaded CAGR for charging hardware than for EV uptake.

Jane Hunter, CEO, Tritium:

Next slide.

Jane Hunter, CEO, Tritium:

And that leads to the question of why DC chargers for your electric vehicle instead of cheaper AC chargers. Fundamentally, that reason is convenience. When you’re traveling any significant distance, you drive for work, you drive a lot in the course of your day, or you’ve just forgotten to charge overnight, you’ll need a rapid convenience charge. You won’t have time to wait an hour and a half or even 50 minutes stuck somewhere waiting on a slow AC charge. Your typical ICE driver, as opposed to the early EV adopters, will want their experience of public charging to be as close as possible to their current experience at the gas pump. They’ll want that rapid convenient public charging experience in sufficient locations to meet their driving needs. And that’s what the high-power chargers that Tritium makes can offer.

Jane Hunter, CEO, Tritium:

Next slide.

Jane Hunter, CEO, Tritium:

The projections for the number of DC fast chargers needed to power the world’s EVs are absolutely huge. From 2020 to 2040, excluding China, it’s estimated that the number of chargers deployed is set to jump from 78,000 to 5 million. Based on estimates, 7.9 million fast chargers will be needed globally 2040 with markets outside of China growing faster than the Chinese market.

Jane Hunter, CEO, Tritium:

Next slide.

Jane Hunter, CEO, Tritium:

One of the competitive advantages for Tritium is that our DC fast chargers can support all businesses operating fast chargers, whatever industry they’re in. Some of those key channels that make up Tritium’s customer base are the charge point operators, those are the businesses that operate a fleet of public DC chargers, and they’ve been the first movers in the public infrastructure rollout. The EV car manufacturers. They’re rolling out large numbers of public chargers to facilitate sales by reducing range anxiety. Fleets are increasingly being electrified. Fleet uptakes driven by total cost of ownership advantages as well as government drivers like emissions regimes or sustainability objectives.

Jane Hunter, CEO, Tritium:

Fuel companies are having their Kodak moment. With decreasing fuel sales and the transition to EVs, we believe that’s going to require them to totally their business models. Fuel full courts will need to replace gasoline sales with kilowatts per hour and C-store sales and take advantage of their real estate footprint to drive revenue. Retail stores are increasingly buying EV chargers as a convenience charge for their customers and to drive in that foot traffic. And finally, the energy utilities. The utilities have an unprecedented opportunity to control this energy transition in their favor, growing their profits with increased power drawdown from the grid and bundling their customer offerings onto a single account for home and car power needs.

Jane Hunter, CEO, Tritium:

Next slide.

Jane Hunter, CEO, Tritium:

Tritium serves all of these customer channels. If we use the analogy of selling the shovels and picks during the gold rush, then we provide the infrastructure necessary to operate your EV, but we don’t directly bear the risk of volatile energy prices, tariffs or demand charges, and varying utilization rates, which our CPO customers are exposed to. We don’t need to build out a fleet of chargers to enable car sales like the auto OEMs, and we don’t need to grow electricity like the utilities or replace declining fuel sales, like the fuel majors. Our customers have these business needs though, and they lack ownership of the market leading hardware, which makes them reliant on companies like Tritium.

Jane Hunter, CEO, Tritium:

Next slide.

Jane Hunter, CEO, Tritium:

And again, Tritium was founded by three engineers. One of them is on the call tonight, David Finn, CVO & Founder, Tritium, who entered the World Solar Challenge. The power electronics building block they developed for that race was originally sold to their fellow solar racing enthusiasts. And ultimately, those products were the genesis for moving that technology from a micro-business into a commercial product. That team went on to support power electronics and battery solutions in extreme environments where lightweight and high efficiency are critical, including the Marianna Trench Antarctica, and supporting drones. And that company DNA remains very important, both to Tritium’s vision and mission, which is focused on clean energy sources, and also as one of Tritium’s competitive advantages. Solar racing requires rugged power electronics, small form factor, robust in harsh conditions and very efficiently cooled. And those features remain at the core of the company’s world leading DC charging technology.

Jane Hunter, CEO, Tritium:

Next slide.

Jane Hunter, CEO, Tritium:

This is a really key slide addressing how Tritium differentiates itself from our EV competitors. Most importantly, our DC fast charging technology is unique, with features that provide competitive advantages in the market. Tritium sells the only fully liquid cooled DC fast charger on the market. Liquid cooling has two advantage that are critical over air cooling. First, the liquid cooling eliminates the need to change the air filters once or twice a year and it enables a fully sealed charger, which ultimately leads to a lower total cost of ownership and to higher reliability. Liquid cooling allows the power electronics to be fully sealed against the elements and environmental contaminants, giving Tritium’s technology a leading edge in customer channels with dusty or salt-laden sites like the ports and the mines. And second, liquid cooling enables a narrow charger with a small footprint, allowing the car and the charger to fit in the same car park, saving on valuable real estate. And you can see that in that image to the top left of the slide here.

Jane Hunter, CEO, Tritium:

We have a new modular, scalable charging platform which we launched late last year and which we plan to release a new 150 kilowatt model of that in late 2021. And that also differentiates our technology by providing a scalable and highly cost effective price model for multi-charger sites. Critical to that is the relocation of the rectification from the charging units to a centralized rectification unit.

Jane Hunter, CEO, Tritium:

Tritium is exclusively focused on DC files charging, which gives us a clear business objective, concentrated staff expertise for that technical complexity of these products, and a supporting organizational structure that’s a business benefit compared with our more diversified competitors. As a first mover in this market, Tritium now has the advantage of close to nine years building a team of engineers who’ve become world experts in their fields of specialized expertise. Since we sold our first 50 kilowatt charger in 2014, our chargers have been operating in the field continuously, providing invaluable expertise in after warranty servicing and keeping the chargers up and running for their 10 year operating life.

Jane Hunter, CEO, Tritium:

Tritium also has the advantage of being one of the very few OEMs with a truly global footprint. We have offices and factories in the US, the Netherlands and Australia. So we believe we’re very well placed to serve the main global markets for our chargers of Europe, the Americas and the Asia Pacific.

Jane Hunter, CEO, Tritium:

Next slide. Thanks.

Jane Hunter, CEO, Tritium:

Of those markets, our largest is Europe, which makes up 45% of our revenue. That’s followed by North America, making up 41% of our revenue, then the Asia Pacific, which stands up 14%. We’ve seen these revenue percentages shift over the course of 2021 as the North American markets matured in the fast DC charger segment. Tritium holds around 15% market share in the US, 20% in Europe and more than 75% in Australian, making us the market leader in Australia, New Zealand with that homegrown advantage, and then number two in the markets in the US and Europe in the high-power charging segment.

Jane Hunter, CEO, Tritium:

Next slide.

Jane Hunter, CEO, Tritium:

Tritium has a very enviable and diverse base of high-quality customers, and they cross all market segments and industries that are buying charging infrastructure. Four of the five largest charge point operators in the world are Tritium customers. Many of the leading EV manufacturers buy their chargers from us, Audi, Mercedes, BMW, VW, Hyundai. We supply chargers to SSA Marine who operate the port of Long Beach and the port of Oakland. In the fuel channel, we sell to Shell who are one of our biggest customers along with Circle K, BP and Apple Green. Ionity, which runs the largest public DC fast charge network in Europe, is a Tritium customer and our products make up 60% of their fleet. And then of the world’s largest utilities, like the Italian owned Enel X, Centrica, who were formally British Gas, Baltimore Gas and Electric, the German utility Eon, and the French utility through their subsidiary.

Jane Hunter, CEO, Tritium:

Next slide. Thanks.

Jane Hunter, CEO, Tritium:

So this slide shows some recent wins secured over the last three to four months. I’ll touch on just a handful. BMA Coal, who’s the largest coal producer in Australia, a joint venture of BHP and Mitsubishi, we passed their very stringent mine site audit tests, and we’ve installed our 175 kilowatt chargers on site there, charging electric Toyota land cruises. Revel, and EV ride share company with a fleet of Tesla Model 3s who just opened largest universal fast charging hub in North America in Brooklyn, New York, and who have plans to replicate that hub across other major US cities. Their site’s open to the public for charging during the day and they use it to charge their fleet overnight. And through our distributor, Green Lots, a subsidiary of Shell, we’ve recently partnered with utility Baltimore Gas And Electric to roll out 50 kilowatt chargers across Maryland with over 100 sites planned with multiple chargers per site.

Jane Hunter, CEO, Tritium:

Next slide. Thanks.

Jane Hunter, CEO, Tritium:

Tritium has three key revenue streams that commence with the hardware sale and they continue across the operating life of our chargers, which is estimated at 10 years. The hardware revenue includes the upfront hardware sale with standard two year warranty with upgrades and site expansion revenue as our customers’ businesses grow, and at the end of their operating life, the potential for sales of replacement products on site. We commence selling our software in Q4 2020. Generally, this is priced as a bundle and it includes SIM connectivity for the charger to communicate with our pulse fleet management software and for the credit card reader, if you have one, for connectivity, as well as licenses for pulse, the front-end software and the ticketing software, My Tritium. And this software in connectivity bundles either priced in bids, where they might make allowance for separate software pricing, or we price the first year in for free, and then price the software bundle on a per month per charger basis after that first trails off.

Jane Hunter, CEO, Tritium:

There’s also an opportunity for recurring software revenue as chargers come off warranty. They need the onboard software to be kept up to date in order to keep operating smoothly with new releases, which resolve bug fixes, pushing out of updates and maintaining their interoperability with new vehicles. Our software roadmap also includes new software modules, which we intend to develop and sell, which are adjacencies to the hardware, including predictive analytics, fleet optimization, a diagnostics tool for customers who like to do their own servicing, and a module for advertising on the HMI screen on the charger.

Jane Hunter, CEO, Tritium:

The third revenue stream is services. Services includes revenue for commissioning the high power chargers, then there’s extended warranty sales, which are becoming increasingly common at the time of the upfront hardware sale, service level agreements for customers who want fixed response and resolution timeframes, and then there’s annual proactive, preventative maintenance services as well as services for chargers where the warranty’s either expired or the issue that occurs is outside of warranty scope, like damage to the charger through vandalism.

Jane Hunter, CEO, Tritium:

There’s also spare parts revenue. Spare parts are all proprietary because of the certification of the chargers, which mandates every part in the charger, right down to the nuts. So it’s giving us a high margin source of revenue after warranty expiry.

Jane Hunter, CEO, Tritium:

Next slide. Thanks. And again.

Jane Hunter, CEO, Tritium:

So we currently manufacture most of our hardware in Brisbane, with a small facility building power unit in Amsterdam and a facility in LA that can fit two production lines and which previously built the 50 kilowatt chargers, and they meet the by America and made in America laws. Our manufacturing is final assembly. We maintain some internal skills to build components, but generally our component parts are outsourced and come from a global supply chain. After the list, we intend to open two larger final assembly facilities in Europe and North America. And these will allow us to build products closer to our customers, reducing lead times and the order to cash cycle, as well as the cogs through freight reductions. Both of these factories will start with four lines, but allow for up to eight lines in the future to meet increasing demand, and we have projects already on foot with location experts to support those site selections.

Jane Hunter, CEO, Tritium:

In this industry, there does remain some key benefits to keeping final assembly in house. You can control your quality and conduct your root cause analysis immediately. Customer orders can be allowed for some variations like vinyls, SIM cards, cable lengths, and connectors, and in-house final assembly also allows the flexibility that’s still required in EV charging. For example, the order of production could be changed rapidly if one customer site’s not ready and another customer site is ready. The seasonality of orders in Europe, particularly based on the Northern European winters, can be accommodated. We do that via keeping a percentage of casual labor.

Jane Hunter, CEO, Tritium:

The tooling and equipment’s lightweight and mobile, and it’s relatively inexpensive, with the exception of the end-of-line test equipment which simulates a vehicle. Our capex forecast’s around 6 million a year, and the facilities that we’re looking at are all leased, not owned. Next slide. Thanks.

Jane Hunter, CEO, Tritium:

Finally, for me, this slide encompasses all of Tritium’s key business operations. We designed the charging systems in R&D centers supported by test facilities and, soon to come online, the world’s highest power EMC test facility, which we’ve invested in building.

Jane Hunter, CEO, Tritium:

We see that as a critical competitive advantage. To allow the team to go in and rapidly test new product, iteratively fail, learn from the failures, get to market faster, and eventually put a test and certification agent in there, which would decouple us from the competitors in Europe. There’s really only one or two agencies worldwide, mainly in Germany, who can do these certifications. There’s a big queue there with all of our competitors. We see that as a key advantage as that center comes online this year.

Jane Hunter, CEO, Tritium:

Early stage R&D’s matured up the tech readiness level scale into test and prototype product dev projects, with a stage transition across to that image, there, manufacturing facility, at number three. That’s our Brisbane facility you can see there. Then we move into manufacturing with the supply chain, quality inventory management, and logistics activities that are required to support those builds.

Jane Hunter, CEO, Tritium:

Our software engineering team, at image four, there, has the onboard software engineers who develop and upgrade the software on the chargers and the team who develop our pulse fleet management software, and for charger support and ticketing. Each of our three global sites has a vehicle test and interoperability capability, which is image six, where EV manufacturers come in to test their vehicles with our chargers for compatibility. That’s a great sales opportunity for us, of course. Then we also have sales and marketing teams with a staff at each of our three main sites, as well as in Singapore, the UK, across a handful of the US states, and new country sales managers in France and Norway-Sweden.

Jane Hunter, CEO, Tritium:

Finally, image eight, there, 24/7 global support. We maintain support staff in our three global locations of Amsterdam, Los Angeles, and Brisbane, both remote diagnostics and fixes by phone if possible as well as arranging a service agent, which is largely outsourced, to come to site and repair chargers both in and out of warranty or under service level agreement with guaranteed response times.

Jane Hunter, CEO, Tritium:

With that, I’ll turn the call over to our chief growth officer, David Finn, CVO & Founder, Tritium. Over to you, David.

David Finn, CVO & Founder, Tritium:

Thanks, Jane. If you just move it to the next slide, now.

David Finn, CVO & Founder, Tritium:

Over the last seven years, Tritium has become the preferred technology partner to most of the leading charge point operators globally. I’ll explain why. Our tiny charger footprint enables installation in more locations than our competitors, luring out the customer’s opportunity cost. That opportunity cost, it is further reduced, because our chargers can be installed in many more environmental conditions, as Jane was mentioning, than our competitors due to its sealed construction.

David Finn, CVO & Founder, Tritium:

In fact, this sealed construction allows us to dispense with the air filters and the costly six-monthly visits required to replace them. Going forward, all our chargers are designed to scale with absolutely no regrets, allowing our customers to employ capital aligned with the current market opportunity and then incrementally deploy further capital as that opportunity grows at the time, which it is doing.

David Finn, CVO & Founder, Tritium:

Many of these features that you see before you are all enabled by a patented liquid cooling system, which provides an unmatched level of performance and reliability. This reliability and service costs are further improved due to our easy-to-access modular architecture. Tritium continues to innovate and optimize these technologies in very close partnership with our customers, growing the momentum that draws this virtual circle around. Next slide, please.

David Finn, CVO & Founder, Tritium:

Over the last seven years, Tritium has had the benefit of receiving about a 10% to 15% price premium in the marketplace due to our high performance and reliability resulting from that sealed electronics enclosure I was speaking of before. You can see that in the bottom blue section of that stacked bar chart. Installation costs are, on average, about half of our competitors’, due to simplified footing and wiring, and requirements that are enabled by our compact, lightweight solution. You can see that in the second part of the stacked bar chart, there.

David Finn, CVO & Founder, Tritium:

Dispensing with the air filters also dispenses with requirement to replace them every six months, leading to a 60% reduction in the preventative maintenance over the 10-year lifetime with the charger. That’s that darker blue stacked bar chart top. No air exchange in those cold winter months through those northern winters that Jane was just mentioning avoids the need for a heater to keep the electronics within normal operating conditions. This dramatically reduces the standby power of the charging system, which is the very top part of that stacked bar chart. All in all, even though we have a higher equipment price, the total cost of ownership of our charger compared with an air-cooled competitor is about 37% less, and almost all of our competitors are air cooled. Next slide, please.

David Finn, CVO & Founder, Tritium:

Prior to 2020, Tritium had already developed and released five DC fast-charge products, ranging from 50 kilowatts all the way through to 250 kilowatts, all significantly differentiated in terms of total cost of ownership and opportunity costs, carving out our market share, which I mentioned earlier. That’s 20% in Europe, 15% in the US, and 75% through Australia and New Zealand. This is a fantastic achievement with these products, but, of course, Tritium wants to get further.

David Finn, CVO & Founder, Tritium:

If you take a step to the next slide, we’ve really listened very closely to our customers, and we’ve used our decade of experience in the field to create a set of fundamental design paradigms for our modular scalable charging platform. These design paradigms recognize that our customers are businesses that are looking to maximize their business’s value by rapidly growing, by increasing their margin, by maximizing the return on deployed capital while providing charging services to their customers.

David Finn, CVO & Founder, Tritium:

First of all, we understand that customers want to grow with this very rapidly growing market. They need the ability to be able to scale very quickly. That’s not just scale up the power of the charging station to take advantage of new vehicles coming to marketplace, but also to scale out the number of charging stations on that side, and do so in a manner that significantly is more cost-effective than our competitors, and, while doing this, within the limits of the site. That means differing grid augmentation, keeping the equipment for area within the car parking spaces they have available, and allowing the site to flex with seasonal usage.

David Finn, CVO & Founder, Tritium:

As you look towards the center, here, we also want to help them increase their operating margins, so we need to lower our operating costs. Tritium has been doing this for many years now, and our sealed electronics enclosure allows that to happen, as I was explaining before, on the total cost of ownership side. The smaller footprint also means they pay less for the real estate that they have on that site, and the modules are designed for a very rapid repair by a single service agent. Coupled with redundancy, we’ve also designed in many functions that allow our charging sessions to continue with best efforts even when there’s a component failure detected, leading to the resilience you can see mentioned above.

David Finn, CVO & Founder, Tritium:

As we look to the very right, we really wanted to make sure that we get the best possible return on capital deployed for our customer. This means having different solutions for different applications. Some applications, such as retail, are much better suited to a standalone product offering. As we look to large scale public charging parks and big fleet operators, distributed solutions make much more sense. You can configure the solution to the application, and you can size the number of charging or vehicle connections completely independent of the grid, allowing you to maximize revenue while minimizing the expense of that grid connection and the associated equipment.

David Finn, CVO & Founder, Tritium:

These three fundamental design paradigms are what we work within, making sure that our customers can just grow with absolutely no regrets. That we can keep the operating cost as low as possible through the features and functions of the product, and that we maximize the revenue for a given capital outlay. Next slide, please.

David Finn, CVO & Founder, Tritium:

They are all the benefits for our customers. Let’s talk about the RTM75 first, and I’ll come back to the benefits for Tritium. First of all, the RTM75 was launched last year, and it’s the first on the modular scalable charging hardware platform. It really represents over a decade of technology development on DC fast chargers. What we’ve done, we’ve taken the entire Tritium technology stack from vehicle communications firmware to power converters, and we’ve just modularized everything. It allows our engineering team to now develop hardware in a very agile manner, much the same way they’re developing software. As I said, we launched this product first last year, the first product on this platform, and it’s been ramping up production over this year.

David Finn, CVO & Founder, Tritium:

We’ve really embedded our patented liquid cooling system, making it intrinsic in the platform. This does allow for the parts on the MSC platform to be completely sealed from the outside environment, avoiding premature failure due to the buildup of small particulates across highly sensitive, high voltage components within that enclosure. This provides our customers an unmatched level of reliability, and that’s even in areas that aren’t necessarily dusty or hot, and all the rest of it. There is ingress over time, even, with small particulates.

David Finn, CVO & Founder, Tritium:

The charging station itself can scale up in power increments of 25 kilowatts, as you can see from those modules on that page there. The optionality on this platform is very extensive, so different cables, cable management systems, different payment systems, grid connections for different parts of the world, upstream safety disconnects, and DC meters, you can see in the top right-hand corner, which are becoming regulated in the German market and other European markets, as well as California and some states. Ultimately what we’re doing here with this is making sure that Tritium can deliver to our customers exactly what they require for their business, and do that with very little engineering burden. Next slide, please.

David Finn, CVO & Founder, Tritium:

This is the slide where the benefits of Tritium are really laid out, here. You can see straightaway the components that we’re using can be used across all our products, and that is the intention. All MSC products, all seven we’re developing at the next five years, all use a standardized base of components. This increases our buying power up the supply chain. That allows us to provide downward pressure on our suppliers and helps improve our margins. It allows us to rapidly develop new product, capturing the market quicker than our competitors, growing our TAM and pushing our market share up. It streamlines the compliance and certification effort, dramatically reducing one of the largest bottlenecks this industry has at this point in time. It optimizes the serviceability, increasing the service capability that we have while lowering the cost of providing. Next slide, please.

David Finn, CVO & Founder, Tritium:

This gives you a good overview of the MSC platform. It really is designed to maximize our addressable market. The DC fast charger market is simultaneously and rapidly expanding across all geographic regions and all market segments, requiring many different configurations of charging solution. Tritium’s ability to rapidly develop new products on this MSC platform is allowing us to achieve that seven, eight new products in the next five years.

David Finn, CVO & Founder, Tritium:

The first, as I said, is the RTM75, released last year, and the next will be the PKM150 released in the next quarter. RT stands for retail, M for modular. That’s what RTM is. It provides charging coverage in nascent electric vehicle markets, and traditionally has been the configuration of choice for this industry.

David Finn, CVO & Founder, Tritium:

We are seeing a very large growing application as an amenity in retail sites, so the Starbucks, McDonald’s, and Burger Kings of the world. They’re treating it more like they would an air conditioner, an escalator, or an elevator. It’s an amenity for their customers, and for this reason it has to be very self-contained, that standalone solution. Easy to install, stocked with local wholesalers, installed by local contractors, and just turnkey, ultimately. This product will step up from 75 kilowatts to 150 kilowatts by the end of next year through technology improvements that are already underway in the underlying power electronics.

David Finn, CVO & Founder, Tritium:

Then I mentioned the PKM. PK stands for park, M for modular. These sites are designed providing charging capacity across advanced electric vehicle markets. Drivers come to these sites for the express reason of getting a charge as quickly as possible and getting on their way. They expect to turn up to a high powered charger, and they expect to have one ready.

David Finn, CVO & Founder, Tritium:

For this reason, what we’ve done is we’ve changed the architecture up from the RTM. We’ve reached into the charger, pulled out half of the power electronics, which is the rectification system, centralized that, and created a distributed architecture. This allows our customers to charge more vehicles with less infrastructure, getting that better return on capital employed.

David Finn, CVO & Founder, Tritium:

It also allows them to scale the site in a very cost-effective manner, growing with the market demand. Through those same technology improvements that I was talking about on the 75 to 150 kilowatt on the RTM configuration, the PKM configuration will move from 150 to 360 by the end of next year through those same technology improvements.

David Finn, CVO & Founder, Tritium:

As we look to large-scale fleet deployment, they become a little bit more structured. We know when the vehicles are coming and when they’re going to be there, allowing us to centralize all the power electronics, which simplifies the dispensing to the point that we can engineer a pursuit to the application. This provides treating the ability to deliver dispensers for extreme power levels, specialized connectors, overhead containery systems, or automatic connectors like we’ve done in the Port of Long Beach.

David Finn, CVO & Founder, Tritium:

This is the system we call the DPM, DP for depot, M for modular. Both the PKM and DPM, what we’ve done with this architecture is created a DC microgrid site. This allows for the very easy interconnection of energy storage, and brings our customers certain benefits over others. This includes demand charge mitigation, which is a massive problem in many parts of the world. Grid augmentation deferment. That’s going to become more of a problem as we get more and more demand for more and more grid connections. Then, also, being able to shift energy from when the wind’s blowing, the sun is shining to when the vehicles are there.

David Finn, CVO & Founder, Tritium:

We’re seeing cost reductions of our supply chain, and as we are seeing that, we’re seeing the opportunity to bring this PKM and RTM technology into a small wall-mount 25 kilowatt, 30 kilowatt system. That we’ll be able to actually take some of this AC charging market away from what it’s traditionally been, for AC charging systems, and we’ll actually have tacked up with DC. That’s coming in 2023. Next slide, please.

David Finn, CVO & Founder, Tritium:

Tritium’s firmware and software strategy creates a unique and lasting differentiation by continuing to develop features and functions that utilize our data advantage and continue to build the barriers to entry that you can see on the right-hand side. Let me start with these barriers to entry, this eight key barriers to entry shown here.

David Finn, CVO & Founder, Tritium:

They’ve been created by us by relentless integrating our charger with hundreds of other ecosystems across the entire industry. These integrations create cost moats in the form of switching costs for our customers, sunk costs for our customers. We’re just a cost advantage for Tritium.

David Finn, CVO & Founder, Tritium:

I won’t go through all of them, but, as an example, vehicle interoperability directly impacts our customer’s network performance and represents a large switching cost for our customers, being compatible with all the vehicles out there. There is hundreds of new vehicles coming all the time, so it’s a big task.

David Finn, CVO & Founder, Tritium:

Then the other one .... Let’s look at operator software integrations. Our customers sink significant effort into ensuring that their operating software is integrated flawlessly with our charger, because it directly impacts the driver experience at that site.

David Finn, CVO & Founder, Tritium:

Which segues me into the next piece, which is the experience the driver has when they come to the sites. That’s been two things. One is the application on their phone, which is part of that integration I’m just speaking about to our backend software systems.

David Finn, CVO & Founder, Tritium:

The second piece, which is almost the bigger piece, is the driver experience they’re having using our charging infrastructure, the usage on the user interface. How heavy the cable is, how hard it was to plug in, how the cable retraction system worked. How long did it take the payment mechanism to clear? How long did it take the charging system to start? If there was an error, did it restart? Did it make sure that it completed well? All these things are all part of a critical experience that Tritium provides to our customers, which they provide to the drivers out there in the field.

David Finn, CVO & Founder, Tritium:

Just before I hand over to Michael and our net financials, I wanted to talk a little bit about what we’re doing with that data. We have been diligently collecting data for seven years now, and building software around that. You can see some of that in the bottom left-hand corner, features of that data. A lot of chargers, and a lot of charging sessions.

David Finn, CVO & Founder, Tritium:

This repository provides Tritium the ability to develop insights for our customers and other stakeholders that many of our competitors cannot. Certainly, if you’re a dedicated software offeror, you are not able to either. Because we control both the hardware and the software, we’re able to use a lot of local compute and storage capability on the charger to implement edge computing evidence that provide us access to otherwise completely inaccessible data. This allows us to see high resolution timing events, process extreme amounts of data well beyond the connection bandwidth limits of the charger back to the back end, and anonymize and aggregate sensitive, personal data that we wouldn’t be able to transmit off the charger otherwise.

David Finn, CVO & Founder, Tritium:

This lets us do things like very insightful data analytics to provide predictive analytics on what the charger’s going to do in the future. To understand how a fleet is operating. To understand how the network, the grid the charger is connected to, is operating. To get insights into the user experience and the journey that they’re having at site, to understand a little bit better and focus the advertising that Jane was mentioning before on the screen that, if you’re a dedicated software provider, would be a little harder to do.

David Finn, CVO & Founder, Tritium:

With that, I’ll turn over to Michael and start to talk about some of the revenue that will come from these products. Thanks, Mike.

Michael Hipwood, CFO, Tritium:

Thanks, David. Good evening, good morning, everyone. I’m Michael Hipwood, CFO, Tritium. I’m the CFO of Tritium. We have a proud history of revenue growth at Tritium, with a CAGR of 56% over the last five years. This is testament to David and his engineering team’s ability to design products which are welcomed by the market, and the ability of Tritium to continually increase production to meet that customer demand. Next slide.

Michael Hipwood, CFO, Tritium:

Today we’re happy to present an update for 2021 and 2022. Our sales, which are the dark blue bars in this graph, has continued to increase each quarter from 7 million in Q2 2020 to a forecast of 42 million in Q3 2021. We expect this increasing sales trend to continue into 2022, to allow us to meet our revenue targets for both this year, 2021, and 2022.

Michael Hipwood, CFO, Tritium:

Production has also increased to meet this increasing sales demand. In the months of June, July, and August, we achieved record monthly outputs for each of those, or all-time records for each of those months, beating each month. As you have seen from our manufacturing output slide that Jane discussed, we’re ramping up new factories in Europe and the US to continually meet this demand. Next slide.

Michael Hipwood, CFO, Tritium:

Over the next five years we plan to achieve a similar CAGR as our previous five years. We plan to grow revenue from 84 million this year to one and half billion in 2026. One thing to really notice, that our revenue mix will also become more diversified.

Michael Hipwood, CFO, Tritium:

Over time, we have more recurrent revenue from software, making up 10% of our revenue in 2026, and services, making up 17% of our revenue. This reflects the more mature customers wanting reliability. They want to make sure that, for their customers, when a customer pulls up to a charger, it works first time, every time. The software which Jane talked about, like predictive maintenance, and site utilization, that Dave talked about, will be very important to those customers. Next slide.

Michael Hipwood, CFO, Tritium:

This slide looks at our four key financial metrics. We’ve discussed revenue on the slide before. The key year to focus on is 2023. By 2023, all of our chargers that we sell will be on the MSC platform that David described, which are naturally cheaper to produce, with the majority of parts being the same in each charger.

Michael Hipwood, CFO, Tritium:

We will have scale in production and supply chain. We’ll be locating our factories near our customers to reduce our shipping costs, and we will have launched our full software products, which naturally have a high profit margin. This means that, in 2023, we have excellent gross margin, positive EBITDA, and positive cashflow. This positive free cash flow along with the substantial injection of cash from this transaction will provide us with a cash fortress that will protect us from any economic downturn and allow us to take advantage of all market opportunities.

Michael Hipwood, CFO, Tritium:

Over to you, Robert.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Great. Perfect. We’re going to spend just a little bit of time on this page. It’s relatively straightforward, and so I don’t want to belabor it too much, other than to say the existing shareholders will roll 100% of their ownership into the merger, that in the business we’ll have $274 million of cash in the balance sheet, assuming no redemptions.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

As you heard from Michael, this equates to a fortress balance sheet. It eliminates the need for the company to raise capital to execute on its growth plan, but arms the company with capital flexibility to pursue unplanned but accretive growth beyond the planned. Of course, we’re all well aware in this marketplace, for SPAC closings, what redemption profiles can look like, and this provides the company with solid footing to execute time on everything you’ve heard from today.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

We want to make one note that we had, really, the unique combination of circumstances that permitted us to execute a combination agreement without a PIPE at first because of two principle reasons. First, the existing owners of Tritium are rolling 100% of their equity, so there’s no secondary proceeds. There’s no sale proceeds to the existing shareholders. These are long-term visionaries, many of whom who have supported these companies over its 20 year history, over $200 million that’s been raised.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Second, this business is not like the charge point operators. Some of those businesses require a half a billion dollars or more of cumulative negative free cash flow funding through 2025 before achieving cashflow breakeven. Tritium is not a network company that rolls out infrastructure in anticipation of adoption years into the future, which requires lengthy periods before meaningful revenues are realized. Tritium projects only $68 million of negative free cash flow funding before achieving breakeven, because it is a technology-enabled manufacturer. Revenues are realized when the charger gets sold.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

We absolutely love the cash conversion profile of this business, which is unique to Tritium. Proforma for the merger, Tritium will debut it at a $1.4 billion enterprise value at $10 per share, which represents a very attractive entry point of four times 2026 EBITDA in less than one times 26 revenue. Next slide.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

You’ve heard at length today about how Tritium’s business differs from its competitors. On the left-hand side of this page, the publicly trading charging operators, these are largely focused on the network effects of ultimate adoption. They all really feature incredibly nuanced evaluations that really are required by investors to make as well, on adoption curves, usage patterns, each of which can have significant impacts on value. Personally, I think, post-merger announcement, some of the recent charging DSPAC mergers, the market’s really begun to understand the complications of forecasting razor-thin margins on electricity sales five years from now.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

On the right-hand side of the page, you have the diversified electric equipment peers. These are strong industrial conglomerates. They support attractive traditional financial performance metrics. Yet they are large integrated platforms with slow growth, legacy labor burdens, and suboptimal physical brands due to heritage unrelated business lines to the EV charging category. None of these companies, not one of the companies on this page, is a pure play manufacturer of DC fast chargers for the EV revolution. Let’s turn to the final page.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

This valuation slide really just provides buildup for the intrinsic value support. You’ve seen in prior pages the relative value support, this is the intrinsic value support. The 14 to 16x forward EBITDA at year 2025 is consistent with forward multiples for technology-rich manufacturers. It would result in a future enterprise value of 4.9 to 5.6 billion for a share price of $30 to $34. If equity investors enter the investment at 2.1 or 2.5 billions today, they would enjoy a 20% compounding equity return over four years.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

If the transaction is not priced at 2.1 billion, it’s not priced at 2.5 billion, but investors stepping in at $10 own this company at a proforma valuation of 1.4. They would enjoy a compounding equity return of 28% per year to arrive at the low end of the 25 valuation range, and a 32% compounding return per year at the high end. In terms of share price investors, at $10 per share, can see a path to tripling their money.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

In summary, before we open it up to questions, and before I turn it back to Caldwell, I also want to end by, thank you for taking the time. I want to also emphasize our commitment to both this company and the thematic. There is additional information for your review in the appendix as well.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Now I’ll revert back to Caldwell. Thank you again for making time in your schedule to learn more about what we consider to be a very special company. Caldwell, back to you.

Caldwell Bailey, ICR:

Thanks, Robert.

Caldwell Bailey, ICR:

We’d now like to kick off the question and answer session. If you’d like to ask a question, please indicate so by selecting the raise hand feature in the bottom right of your window. If you don’t see the button, you can also press alt plus the letter Y. If you’re unable to do so for any reason, please type “question” in the chat feature. For those dialed in by phone only, you can raise your hand by pressing star nine, and we’ll identify you by the last four digits of your phone number. We’ll aim to take all questions in the order received. Before asking your question, please make sure you are unmuted and identify your firm or affiliation.

Caldwell Bailey, ICR:

Our first question comes from Vikram Bagri from Needham. Please go ahead.

Vigram Bagri:

Good morning, everyone. Thanks for the presentation. Jane, you talked about clear technological advantages that you have over your peers, different revenue streams. Could you also talk about the attach rate for software, sell through rate for warranty, and what the customer rebuy rate as one of your peer talks about remains pretty high? Do you calculate that internally, customer rebuy rate, and could you talk about how much that is?

Jane Hunter, CEO, Tritium:

Yeah, thanks, Vigram. I can definitely address some of those. So, the attach rate for software that we’ve been predicting for Pulse and My Tritium, which are really the core front end aspects after they come off the one year that we’re providing for free, is around the 75% mark. We think most of our customers will want that. It allows them to see their fleet, whether it’s up, whether it’s down, how many charges are operating, how much electricity they’re drawing down. So, that’s what we’ve suggested for that. And of course, it also comes bundled up with that SIM connectivity, which is essential. There’s a slightly different and lower attach rate that we’ve modeled in the forecast for those modules that we talked about, so the modules like predictive analytics, advertising, the diagnostics tool, and the fleet optimization. So, I believe with those we’ve chosen a slightly lower percentage in terms of the model, and Michael, was that around the 15% mark that we chose for those additional modules in terms of the model?

Michael Hipwood, CFO, Tritium:

Yeah. So, for the predictive analytics, it’s around about 30. Optimization, 15. Yeah. Much lower than the 75% for the pulse because that’s the essential data. And like Jane said, as new vehicles come onto the market, the software needs to be upgraded to be able to charge those cars. So, we think now that we’ve modeled at 75%, but in fact, 95, or even higher percent of our customers use that software right now.

Jane Hunter, CEO, Tritium:

And in terms of extended warranty and service level agreements as sources of revenue, we are increasingly seeing up take of extended warranty bought at the time of the sale, and in fact, particularly in bids is often something that we’re asked to tender on, which is what’s the cost for an extended warranty, whether it’s an extra one year, two year, or three years. In fact, with one of our large utility companies, they ask for 10 years. So, I’m not sure we have the figure handy of how much uptake we have of that, but what I could say, it’s definitely an increasing amount of uptake. Service level agreements are relatively new in the industry, so we have a handful.

Jane Hunter, CEO, Tritium:

One of our largest is with Ionity, which is one of our biggest fleets currently fielded. And certainly, we’re getting more and more interest in that, particularly as people come off warranty. So, as some of the early model charges are coming off a three year warranty, and, in fact, in some cases, initially we sold a five year warranty, as they come off warranty, most of them are looking to have the fleet assessed as to whether we’ll agree to an extended warranty or putting a service level agreement in place. And was there one other aspect, Vigram, to your question, other than the services and the software uptake rates?

Vigram Bagri:

Yeah. I was wondering if you calculate the customer rebuy rate, which makes, actually, the hardware sales revenues also [inaudible 01:01:35] in a way because your customers are coming back to you to buy the hardware again and again. Do you calculate that internally? Is that-

Jane Hunter, CEO, Tritium:

We do. Yeah. So, follow on sales versus new sales, we often have a percentage breakdown. Off the top of my head, I believe it’s between 40 to 60% of follow on sales depending on any given six month period, but Michael, you could potentially get a more accurate figure on that over, perhaps, the last six months. You’re on mute, Michael.

Michael Hipwood, CFO, Tritium:

Sorry. I thought it was off. Yeah. No, you’re quite accurate with your percentages there, Jane. Obviously, we’re starting to see much larger sales now in terms of return sales, so it’s natural for a customer to purchase a number of them, maybe 10 charges, trial them, and then come back with a much higher factor of the sale. So, not only do we get repeat sales, but we’re getting increasingly is sales from those customers.

Jane Hunter, CEO, Tritium:

And follow on sales, Vigram, are critical to us, so it makes customer support important, it’s an important area of the business as a differentiator. Because if you don’t keep the customer happy while they’ve got their fleet, they’re not going to continue to buy from you. So, does remain an important differentiator. Make sure your customer support is of high quality so that people will keep buying from you. And one of the things we’re starting to see in high utilization countries where the penetration of EVs is getting to be very high in new car sales, like say Norway, is that our initial customers are upgrading their sites. So, where they had four charges, they want six. In the UK where they had six charges, say Ecotricity, they now want 12. So, there’s some great ability there to upgrade sites as they work through what they need to do to upgrade the site. How many charges do they need there to stop queuing? And have they got enough power draw down on the grid there to deal with the extra charges they’re adding?

Vigram Bagri:

Thank you. And I have one more follow up, if I may. [Jimmy 01:03:45] talked about having a standalone research and development and testing facility, which increases your speed to market. Having manufacturing facilities all around the world also increases your speed to market. Could you talk about what the next frontier is from technological perspective in your hardware, and how much do these new initiatives increase your speed to market or reduce the lead time to get the new technology to market relative to your peers?

Jane Hunter, CEO, Tritium:

Yeah. The EMC center that we’re building can’t be underestimated for that, Vigram, because when you do EMC testing, which obviously tests the level of interference with your product which is allowable in the market, it’s very, very common with new products that they will fail EMC testing. So, it’s an iterative process. So, to know already how you’re going to go through that via testing allows you to pass through certification much more quickly. And certification can take six months. For newcomers to the market, it can take 12 months. And it’s also very expensive, 250 to 350K per time that you want to certify. Plus, sending your engineers over there for two to three weeks to sit at the certification agency and make their way through the process, and if you fail, getting back in a queue after a wait to do that all over again. So, that really can’t be underestimated as a competitive advantage.

Jane Hunter, CEO, Tritium:

And I guess in terms of whether new technology we expect to be able to get that to market faster, I’ll let David Finn, CVO & Founder, Tritium touch on that, but he’s created modular, scalable technology you would’ve seen in the slide pack there. And so, all of the new products are based off that modular approach, which I think was probably best seen on... Which slide is that, David, that’s got the double picture? Slide 33. Where you can see the modules that slide out could be slid back in, and that modular tech know is the basis now for all of the suite of models that are upcoming. So, Dave, do you want to just touch on perhaps how that allows speed to market a little more quickly with product dev? Yeah.

David Finn, CVO & Founder, Tritium:

Yeah. And it is that, really, that certification piece, again, coming through, because what it allows us to do is certify the individual modules, and then we can construct a product very quickly. So, it turns the product into... configure it up [inaudible 01:06:03] the right number of modules and structure. And then when we take it through certification, it turns it a lot more into a tick and flick exercise rather than having to run through hundreds and hundreds of tests again. That’s one of the key things.

David Finn, CVO & Founder, Tritium:

And the other thing for us, too, is because we do own the whole technology stack, as the modules are designed by us, manufactured externally by electronic manufacturing services providers, but we can change things in those modules pretty quickly. Just go back and do a paper exercise with the certification agency, and then it’s still the same certification on that module. And then it can be used in the same way in the overall product. So, that module approach is really important and how you go about modularizing it is really important as well. It may not have been super clear there. I mean, you can see it on that slide 33 there, is the modules, we’ve decided to split them into DC to DC modules and AC to DC modules. This allows us to have those different configurations, the all in one solution, or the standalone solution, the distributed solution, all centralized solution. It’s all the same building blocks, but a whole stack of different products with different applications. So, yeah, it really does help a lot.

Vigram Bagri:

Thank you.

Caldwell Bailey, ICR:

And our next question comes from Kashy Harrison of Piper Sandler. Please go ahead.

Kashy Harrison:

Good morning, and thank you for taking the questions. So, maybe my first one, just was wondering if you could just give us a sense of the market share assumptions on pages 39 and 40 that underpin your forecast. And then part and parcel with that, how you think about ASP erosion from increasing competition and lower cost over time. And then, finally, you had a slide that showed backlogs and forward revenue, so maybe if you could talk about the relationship between backlogs and your forward revenues and how that drives your conviction in your 2022 outlook. Thank you.

Jane Hunter, CEO, Tritium:

So, I’ll let Michael address some of those. Kashy, nice to meet you. In terms of the market share figures, which I think potentially you would’ve been talking about the slightly higher up slide on that, which is slide 20, those have been calculated taking the DC fast charger share for 50 kilowatt, as well as 350 and 175 and 150, so the higher power chargers, basically. And based on what we can see published in the market around fielded fleets, so installed base of charges, not charges that, for example, might be built in storage, but charges that have been installed out in the field. And so, that’s where those market share figures came from.

Jane Hunter, CEO, Tritium:

And what you’ll find with those is that we have number two market share behind ABB in Europe and also in North America, so they have number one market share in each of those locations. And of course, we have number one in Australia, New Zealand. And if we looked at other competitors in, say, North America, our next competitor there would be BTC Power, and in Europe it would be Alpitronic. And then I think you had a question just around average sale price and potentially competitive impacts on ASP as shown in one of the finance slides there. So, Michael, did you catch that aspect of Kashy’s question?

Michael Hipwood, CFO, Tritium:

No. Sorry. Was focusing on the backlog. Sorry, could you repeat that again, please, Kashy? What was the question?

Kashy Harrison:

Yes. I was just wondering how we should think about ASP erosion over time.

Michael Hipwood, CFO, Tritium:

Oh, certainly. Yeah. As we’re very much aware that the market will become more and more competitive and we have factored that into both our revenue going forward. We have factored in a percentage of price down over the coming years, and you’ll see that our margins remain at around about 40%. And that’s simply because, as David has suggested, we’re going to continually take cost out of the product, but we’ll also, instead of that just putting ever increasing higher margin, we’re going to reduce the cost. That’s really to, A, maintain market share, but we think because of the product... Well, we’re aiming at least to increase market share. The model and the financial figures that has been presented have a stable market share. Yeah. No, we we’re very much-

Jane Hunter, CEO, Tritium:

Sorry, Michael. There’s also some quite significant cost reductions that are planned for a number of the charger models and some of them are quite material, low hanging fruit. So, a recent example, Kashy, is that we combined our communications unit with our power unit, which is the units that sit out the back supporting the 350 kilowatt charges and some of the 175s. And by smashing those two units together, which we did via consolidating and shrinking some space inside them, from memory, the saving on that was 16,000 AUD per unit, so a very, very significant $16,000 cost saving. And David, you might be able to touch on a couple of the other key cost down initiatives that we have for the charges that are quite material.

David Finn, CVO & Founder, Tritium:

Yeah. I mean, one of the fundamental ones is in the MSC platform is the DC to DC module itself, so it’s a 30% cost reduction. So, when I was talking about that technology step from 75 kilos to 150 kilos in the RTM, and from 150 to 360, that increased power density also comes with the cost reduction of 30%, as well, as we move to those new platforms, which will be more important when we think about in the 360, there’s actually 12 of those modules in each charging station. [inaudible 01:12:16] 30% cost down on that. It’s a big piece of the puzzle. And that’s across the board where we’ve got planned cost downs in that order of [inaudible 01:12:25] over the next two years. There’s a lot of planned cost down.

Jane Hunter, CEO, Tritium:

And Kashy, I think you had a question about backlog.

Michael Hipwood, CFO, Tritium:

Yeah. So, it’s a good question, Kashy. You’ll see in the graph on page 38, that our backlog has grown, as well, in line with sales, and that’s understandable, that we’re starting to seek some customers now with quite significant sales, which want charges delivered over time. So, one of our customers, I don’t know if I can say them, but one of our larger customers has a rollout going into ‘22 out to around about June next year, so that’s included in the backlog.

Michael Hipwood, CFO, Tritium:

What we will see, though, over time is that the relationship between backlog and revenue will shrink because the process is that we take the sale, then we produce the product, and then we have to ship it. So, when we are shipping from Australia to the rest of the world, there’s a certain time period in there, eight to 10 weeks, where if we’re manufacturing, say, in the US, the shipping is by road. That reduces that time taken to a week or two. And so, therefore, the relationship in our backlog will naturally decrease. We’ll be able to bring products to market quicker and decrease that backlog as a factor of revenue or vice versa as revenue will increase as a factor of the backlog. Does that answer your question?

Kashy Harrison:

Kind of. I guess maybe just asking it simplistically, or just stating it simplistically, it sounds like if you were to have theoretical.. I guess really what I asking is if you were to have, let’s say, $100 million of backlog at the end of Q4 2021, is there a simple rule of thumb that we can use to project 2022? Or it sounds like that relationship might be breaking down. So, maybe just some help on that.

Michael Hipwood, CFO, Tritium:

Yeah. Well, maybe to give you some idea, the backlog that we currently have of roughly 66 million, it is a forecast for another two weeks, but we’re very close to that now. All we’d need to do is produce that and ship that and to meet the Q4 revenue target. There is a relationship and it’s usually... How can I say it? Yeah. Obviously 100 million at the end of Q4 is close to half of our revenue target for 2021. So, we’re seeing larger sales and with a rollout because our customers just realize that they can’t install 200 charges in two weeks. They have to have that rollout. As the business and the market are matures, we’ll have more and more confidence about our revenue going forward because we’ll have higher backlog, which extends further into the future.

Kashy Harrison:

Thank you.

Caldwell Bailey, ICR:

Thanks. As a reminder, if you’d like to ask a question, please use the raise hand feature, which you can use by pressing Alt and the letter Y. If you’re on the phone, you can do so by pressing *9 and identifying yourself with the last four digits of your phone number. Our next question comes from Craig Irwin with Roth. Please go ahead.

Craig Irwin:

Good morning. I should say good evening. Can you talk a little bit more about your supply chain and component availability? Has this been an issue at all for you? And then, if you could maybe give us a little bit more color on your EMS partners. Do you work exclusively with one EMS provider or multiple providers? And is there a manufacturing footprint that allows you to get there faster with your next two facilities that you’ve been talking about? Do they have local manufacturing near where you expect to be doing final assembly?

Jane Hunter, CEO, Tritium:

Hi, Craig. Good to see you. And yes, in terms of supply chain, like everybody, there’s been a handful of areas which are troublesome. Not quite as troublesome as what we’ve seen, I think, across the car industries. But some of the areas that we’ve had difficulties with have been PCBs. Like everybody else, they’ve just been patchy in terms of orders. You’ve got to just keep chasing them to extract them, and sometimes you’re getting smaller orders than what you wanted of the PCB so you feel like you’re limping along with them. More recently, we’ve had a key issue with an area of raw material, so a film that’s used in the resistors, so it wasn’t actually the resistors, but it’s the raw material that goes in into them. And that seemed to be in short supply. David, I’m trying to remember which industry had picked up the bulk of that film, which wasn’t the EV industry, was it?

David Finn, CVO & Founder, Tritium:

No, it was, yeah. It was the EV industry’s been using a lot of film for capacitors for foreign volt capacitors. Yeah.

Jane Hunter, CEO, Tritium:

That’s right. And then cables have been stockpiled so they’ve been in short supply. I think some of the upside for us is long-term relationships with suppliers like, say, [Skims 01:18:05], where they’ve reached out to us and said, “We are going to have an issue upcoming. Because you’re a long-term customer, we’re going to give you a chance to buy these, but if you want to buy them, you need to buy six months’ worth.” And that’s good. It’s good to know. Right? But what it has done is, of course, increased our raw materials holdings, which puts pressure on cash because you’ve got to hold more raw materials, and it’s definitely led to a decrease in inventory turns. So, one of our KPIs before COVID was, of course, to increase inventory turns and buffer stock right down, and after COVID, it’s just in case inventory management and the inventory turns are about half where they were and where we would’ve liked them to be. But that’s just COVID. You need to hold buffer stock. It’s more important to have the stock to be able to build. So, those’ve been probably some of the areas that we’ve struggled with.

Jane Hunter, CEO, Tritium:

And of course, issues with freight. So, you think freight’s going somewhere, it gets hubbed somewhere else, and then you’ve got to extract it out of that hub and get it to go on. So, air freight, for us, which used to take two to three days is sometimes two weeks as they seem to unload it in Dubai and then put it back on the plane. So, that’s been some of the issues we’ve seen with supply chain. We believe we’ve got them under control in mitigation. We’re holding two months of buffer stock and we are trying to increase that buffer stock, but there’s still surprises. Like that film is a kind of recent surprise to us that we didn’t necessarily see coming. And then I think, Craig, you had a question on EMS. Was that, perhaps, more a question for you, David?

Craig Irwin:

It’s really a clarification of... I want wanted to understand, are you using one provider? Can you name them publicly? Do they have manufacturing facilities close to where you will be establishing your new facilities where you’re building out additional capacity? Do they help you get there faster?

David Finn, CVO & Founder, Tritium:

Yeah. We went through quite an extensive selection process last year where we short listed down to five, and that was one of the requirements is to have production capacity near where these facilities are that we’re building. And we’re working with one right now but we’ll be bringing on a second one very soon. And that’s just the EMS piece. There’s obviously, we have 50 or 60 other supplies that we work very closely with, as well, that do metal fabrication, for instance, and things like this, that are going to be doing certain components of our subsystems, of our systems delivered to our assembly factories.

Craig Irwin:

Thank you. So, I wanted to just ask a slightly more granular question on this, and you can decline to answer specifics, obviously. But there’s been quite an active conversation with investors over the last four to six weeks, specifically about PLC chips and CCS connectors for cables. There’s one company out there that made a flip market comment which implies there could be 40,000 units in the US retrofit over the next many years. It’s just lunacy. But lunacy is my word. Can you maybe talk about CCS connectors and PLC chips specifically and where you think you would sit in the priority of orders if there was going to be an aggressive move like this in the market?

Jane Hunter, CEO, Tritium:

Yeah. I mean, David, perhaps, do you want to touch on both of those? I can probably talk to the connectors, but why don’t you kick off?

David Finn, CVO & Founder, Tritium:

Yeah. With the PLC chips, we actually have implemented two different solutions in different products over the years. I think one of the key things that I didn’t mention before in terms of mitigation of supply issues is we do own the whole technology stack. Very early on in the piece we did design the whole CCS communication stack ourselves and everything around it. Yeah, we could just change supplier fairly quickly if we needed to on PLC chip. I mean, it will be painful if it did pan out the way you said, all of a sudden someone’s going to order 40,000 other things right here and now, but certainly we can work around that.

Craig Irwin:

Understood. Thank you. So, then, my last question before I hop back in the queue, software and services is obviously a really important driver of improving profitability over the next several years. I imagine there’s multiple things in there, new products, the expansion of your fleet, and other items. Can you walk us through any discreet items we should look for either on the services side or on the software side that are the key building blocks to get to that 27% contribution over the next few years?

Jane Hunter, CEO, Tritium:

Yeah. Craig, so I think most particularly service level agreements are going to be a big new source of revenue for us. And if we think of, say, Ionity who... How many charges have they got fielded for us? Is it about 800, Dave, of the 350s?

David Finn, CVO & Founder, Tritium:

Yeah.

Jane Hunter, CEO, Tritium:

So, with a large fleet like that, where there’s, basically, the cost scales up per charger, Craig, so it’s a good source of recurring monthly revenue. They’re usually pretty standard contracts, so they might have penalties if you fail to hit them, but they’re capped at the amount per month. So, even if you hit all the penalties, you still make a base rate that’s profitable in terms of those service level of growth. So, to perform on those and grow those, it’s going to be huge for us.

Jane Hunter, CEO, Tritium:

And we do have more and more customers starting to say, “Well, we’re about to come off revenue, off warranty. What do we think about... how are we going to move forward with this?” And of course, we’re suggesting, “Well, we can do an SLA with you, we can talk about extended warranties,” but that it’s really coming online for us in a big way as a number of our fleets are starting to come off. And they come off in a trickled way because they were staggered, they were put on in a staggered way. So, it’s not 500 charges at once, it’ll be 10 and then 10 and then 10. That’s going to be a really critical source of revenue for us.

Jane Hunter, CEO, Tritium:

And then if we think about software and where the real money for us will be in software, it will be on that bundled software where you get your SIM... You need a SIM. How do you operate a charger without a SIM? It’s got to be able to talk back to base. So, to bundle that connectivity packet, particularly if you’ve got a credit card reader as well, and then bundle that with the software, where you get the front end, you get the ticketing system. And so, you feel like you’re getting value for money, it’s not just access to our Pulse management system, it’s also a SIM card with data, and which we do let customers pay for themselves. So, if you’d like to choose your own SIM and cover the cost of your own SIM, you can do that.

Jane Hunter, CEO, Tritium:

But by and large, they’d rather just have us handle the whole package of connectivity plus software. And we’re using it as a kind of Trojan horse by saying, “Well, the first year’s free, but some time into your warranty, after one year, as you come off into your second year of warranty, you are going to need to start to pay all that.” And it’s not a huge cost. It’s a cost per month per charger. The cost of the hardware, it won’t add up exponentially, but it’s great for us as a recurring source of revenue. And the other one that I love is what do you do when your charger comes off warranty? You need something. It’s like having an unsupported Microsoft Word operating so system. What do you do with bug fix? What do you do with new cars that hit the road that are no longer are inter-operable with your charger? So, that onboard software as you trail off is just necessary.

Jane Hunter, CEO, Tritium:

And again, we are not really stinging customers for it, we’re just saying, “You’re coming off warranty. You’re going to need some type of bug fix and upgrades. We’re not necessarily going to give you a whole new suite of software, but we’re going to keep you charger running for you.” And Michael, I don’t know if you recall what we charge for that, but again, it’s relatively inexpensive, that onboard software, as you finish the warranty.

Michael Hipwood, CFO, Tritium:

It’s only $25 per month per charger. If someone’s spending 30, 40, $50,000 on a charger, that’s an afterthought. Of course, we want to keep you interconnected. These are internet of things. They’re smart machines. They talk, they collect data, they continually upgrade. We think that with that high uptake rate at that price, there won’t be any pushback, and we haven’t even started it yet.

Craig Irwin:

That’s a nice number that the level two guys out there, I think, have vocally shared 20 and $24, and it’s a key part of their business model. So, that makes a lot of sense. Well, thank you all for taking my questions. We look forward to a successful transaction.

Jane Hunter, CEO, Tritium:

Thanks, Craig. Great to see you again.

Jane Hunter, CEO, Tritium:

Thanks, Craig. Great to see you again.

Craig:

Thanks.

Caldwell Bailey, ICR:

Thank you. Just to reiterate, if you’d like to ask a question, please press alt and the letter Y on your Zoom window. Or if you’re on the phone, you can press star nine, and we’ll identify you by the last four digits of your number. Your phone number. Our next question comes from Graham Price with Raymond James, please go ahead.

Graham Price:

Hi, thanks for taking my questions. I guess first one, just wanted to understand a little more about the liquid pooling economics. I was curious about maybe the incremental cost for a liquid cooling solution versus air cooled equipment. And then, how long you think it would take to recoup those costs through the lower installation costs and lower preventative maintenance that you identify on slide 29.

Jane Hunter, CEO, Tritium:

Yeah. Great question, Graham. I’ll let David talk to some of the details on 29 about what is more cost effective in that total cost of ownership. But to address the initial part of your question, which is really, how do you account for the fact that liquid cooling might be more expensive than air cooling, and so how do you sell in that position? Well, the reality is that the team, and particularly under David, have spent many years getting liquid cooling to be price comparable with air cooling. And that’s really one of our real competitive advantages, because that hasn’t been easy. So over many years they’ve developed a liquid called Charger, which is price comparable. We are at the higher end of price points compared to some others in the market, but certainly with our competitors we’re neck in neck, and that is with the liquid cooling.

Jane Hunter, CEO, Tritium:

So it’s not actually going to be more expensive, for example, to buy an ABB charger than a Tritium charger. They’re going to be neck in neck, sometimes a couple of thousand more, sometimes a couple of thousand less, depending on how people are pricing in bids and whether they’re offering discounts for large volume sales. That’s something that’s being worked on. And is it really a piece of know-how for Tritium? And so if we looked at, for example, ChargePoint, and they remain a great customer of ours buying spare parts from us. We have a great relationship with ChargePoint. They make a charger that has liquid cooled modules, but is not fully liquid cooled. And that charger is materially more expensive than the Tritium charges. We aren’t more expensive than our competitors. But if we looked at say mid-tier and top tier pricing, we are at the higher end of the pricing mark. And Dave, did you want to address some of those key areas that reach that overarching 37% total cost of ownership benefit over the ten-year lifespan?

David Finn, CVO & Founder, Tritium:

Yeah, sure. I mean, you could probably go back to slide 29, and go and say, look, if rather than 10 years, it’s five years, all those bars on top will just halve on both sides of the equation then. So you can start seeing maybe three or four years they might come into line again. In terms of the price to our customers, you can see that there. But that doesn’t take into account, this is just preventative maintenance, right? It doesn’t talk about unpredicted faults that could occur in the price premium we’re getting in the marketplace, a lot of air cooled competitors because of that. That shot there doesn’t show that.

David Finn, CVO & Founder, Tritium:

And just to carry a little bit more on from what Jane was saying that, traditionally I think we have carried a little bit of extra cost, and this is a lot of why we’re showing the cost down that we are in a five year model. Is that there’s just a lot of work that’s been going on inside Tritium over the last three years to do a lot of benchmarking work of cost of goods, of air cooled power modules compared to our liquid cooled power modules, and bringing them a lot more in line.

David Finn, CVO & Founder, Tritium:

So cents per watt, really in line with what we can buy air cooled modules for. And this is a cultural thing that inside the team to go, guys, I know we’ve got great value proposition with this, but I want the cost of goods to be the same almost. So that margins ours, this is our value proposition we’re bringing to the market. So that’s what’s driving a lot of the margin increase you’re seeing through there as else capturing that by driving that cost of goods to those benchmark numbers.

Graham Price:

Got it. Thank you, that’s helpful. I guess, just following up on that quickly, could you talk a little bit about the impact of patents to that, and how patent protection helps you maintain that?

David Finn, CVO & Founder, Tritium:

Yeah. And that is something that’s quite important. The key patent that we have is the patents that range all the way from transformer construction to minimize EMC emissions, all the way out to how the site’s constructed on the PKM and the communications protocol that energy management system across the site. All the way into one of the critical ones, to the point you are just asking, is the hybrid approach we have around how we do our liquid air cooling system inside the charge. All the heat from inside our charging system is extracted through the liquid cooling loop, and is expelled out through the radiator at the bottom of the charging system, whether it be an RT system, a PK, or all the later RTMs and PKMs. But inside the charging by itself, which is a 65 enclosure with a door in it with a gasket and everything, is an enclosure where there is an air loop moving around, and there is a liquid loop taking about 80% of the heat away in liquid directly.

David Finn, CVO & Founder, Tritium:

The other 20% gets picked up in the air loop and then moved into a liquid loop through a heat exchange at the bottom of the box. So it’s a hybrid approach, that means we don’t need to go to the nth degree to extract everything in the liquid. We can still have a few fans running inside the box and pick up the lighter heat loads that way inside the box. And that helps keep our module cost down. So our modules, as I said, there’s 12 of them in our PCAM 360. And if you’re putting 12 of them in there, they got to be a light weight, they got to be cost effective. And as I said, we’re driving that cost of goods to those benchmark costs. So we can’t have expensive IP 65 models that are all potted up, as you might see with, I think there’s one other competitor, as mentioned before, that does it that way.

David Finn, CVO & Founder, Tritium:

And they become quite heavy and expensive when you take that attitude. Whereas, our modules are just in a very simple, folded metal box, IP 4-0, not even that, 2-0 I think they are. But once you wrap them in our enclosure, our charging station enclosure, the whole systems is at 65.

Graham Price:

Got it. Thank you. And then I guess last one from me, and this is slightly broader. You clearly have the dominant position in the Australia and New Zealand market. Just curious on the competitive landscape there compared to Europe and North America.

Jane Hunter, CEO, Tritium:

Yeah, great question Graham. And of course, it does help when you manufacture locally, because of course you can get to market very quickly via truck, and used spare parts are all local. So there’s a big local advantage to there. There’s the usual push that we’re seeing globally post COVID, for governments to want to buy from people who are manufacturing in their region. So, hence, another desire for us to be manufacturing in both European and North America, to make sure that we can take full advantage of those government moves towards home grown manufacturing, and home grown procurement, and grants that might work in favor of people who are building locally. But in Australia, it’s been quite a small market if you think about the fact that in the industrial world they have one of the lower uptake rights.

Jane Hunter, CEO, Tritium:

I think it’s sitting at currently 0.6%, whereas the majority of the market are at 2.5 to 5% of the fleet. Which is largely led by the fact that Australia is a country that’s made most of its economy has been heavily focused on resources, minerals, mining, coal, iron ore. And so, they’re just going to be slower to transition. And we’re really only seeing the start of that transition pick up with the Future Fuels Fund here, which has had I think around 300 million of government money dedicated to EV charging infrastructure. So we’re starting to see the pickup, but certainly, it’s a smaller market here entirely than it is in Europe and North America. And some of our revenue from the Asia-Pac region of course from other countries like Thailand, where they’re buying 175 kilowatts, and some of the other countries in the region.

Graham Price:

Got it. Thank you very much.

Jane Hunter, CEO, Tritium:

Pleasure. Thanks, Graham.

Caldwell Bailey, ICR:

Thank you. And just as another reminder, if you’d like to ask a question, you can use the raise hand feature in Zoom, or press alt Y, as well as star nine on your telephone. Our next question comes from Jed Dorsheimer of Canaccord Genuity. Please go ahead.

Jed Dorsheimer:

Hi, can you hear me?

Jane Hunter, CEO, Tritium:

We can, Jed. How are you?

Jed Dorsheimer:

Good. Thanks for doing this, appreciate it. A few questions, if you don’t mind. I guess, I hear a lot of questions around the liquid cooling versus air cooling. I’m just curious from a roadmap perspective, and if you showed this I must’ve missed it. But there are materials that, gallium nitride, silicon carbide that allow it to operate at much higher thermal temperatures, while also having faster switching capability. Is there a pivot to more solid state architecture in terms of the design or roadmap that gen one, two, three? How should we think about that from your product perspective?

Jane Hunter, CEO, Tritium:

Yeah. And I’ll let David take that. And we certainly do use silicon carbide in the chargers, but David over to you.

David Finn, CVO & Founder, Tritium:

Yeah. We’ve actually been using silicon carbide diodes for, I don’t know, five or six years now actually, in the RT. When we built the RTM, we went to silicon carbide MOSFETs. And so that has helped with efficiency with the current, how compact the DC to DC is. But yeah, we’ve stepped it up a notch with the silicon carbide when we went into the latest technology modules that I was speaking about before that’s going to double the power levels and drop the cost by 30%. And we’ve actually leaned into the cost trajectory, or the cost trajectory that we’re talking to those suppliers around on that technology. Because as you know, it is new technology and it does have a very fast downward cost trajectory at the moment.

David Finn, CVO & Founder, Tritium:

So, what is a 30% cost reduction? A reduction in those modules now will become even more because we’ve heavily loaded it with silicon carbide. But we’ve moved to a technology, a topology that has more semiconductor and less magnetics, less capacitance in that topology. So we’re going to see benefits of that down cost reduction on those new technologies, semiconductor technologies in our wireless products, then coming out. Which was done very much on purpose.

Jed Dorsheimer:

That’s great.

David Finn, CVO & Founder, Tritium:

It’s quite a little bit further off. It’s, yeah, not quite at the power levels we’ll need yet.

Jane Hunter, CEO, Tritium:

And David, is it worth you touching on the rectification topology, which is another significant cost saving onsite by changing the way we’re doing the rectifiers?

David Finn, CVO & Founder, Tritium:

Yeah, sure. And then possibly didn’t come through as detailed as maybe it could have in the presentation. But yeah, the idea there is that all the same, you connect more vehicles than what you have grid fade. And that comes through in the fact that a lot of our customers are actually what we call oversubscribing, so they’re putting in more charging stations onto a site than what there is power to feed that site. And they run energy management systems to try to keep that energy or that power level below what the grid feed is at the site. And obviously that’s challenging, right? Because if you get that wrong, you’ll trip the breaker upstream. And so that’s the first thing. But then we took that to the next level in the PKM architecture. We said, well, if you’re going to go away and do that anyway, why on earth are you paying for the electrification that you don’t need?

David Finn, CVO & Founder, Tritium:

Once we pull that rectification out of the charging station and centralize that onsite, it means we can size that rectification to the grid feed you have. And then the DC is what then rearticulates that power around site. And the charging station becomes simpler, becomes more robust, becomes more reliable because it doesn’t have that failure mode in it anymore. Becomes more powerful because you can see the difference between exactly the same tech in RTM 75 as there is in the PKM 150. But PKM 150 is double the power because we just pulled the rectifier out. And so all these things really compound once you start making those decisions to really differentiate the PKM architecture. Which is why there’s just so much demand for that product. And some of the biggest customers around the world just can’t wait to get that as it launches end of this year.

Jed Dorsheimer:

Well also, last points of failure and greater reliability, reliability goes up immensely there I would imagine.

David Finn, CVO & Founder, Tritium:

Yeah. Exactly.

Jane Hunter, CEO, Tritium:

Yeah, it does. And Jed, we’re getting a lot of pull for that product. Because if you think about the fact of the rectification being almost the single most expensive component within the machines, and if you think of say a typical standalone charger might need 20 rectifiers at a cost of, I don’t know, like 900 a rectifier. And so if you decouple yourself from needing all of those rectifiers, you’re putting yourself in a very good price position. If you compare us with say Alpitronic, who’s one of our key competitors in Europe behind ABB there, they do the standalone charters versus distributed. So every time you do a standalone charger, think of it as another charger, another charger. And each one of them has to have that same number of rectifiers in it. So by putting your rectifiers out the back and having less out the front, you get those economies of scale. And it really can’t be underestimated because it’s a very material cost in the charger.

Jed Dorsheimer:

One last question for me, then I’ll jump back in the queue. And Jane, maybe you want to address this one. I’m just wondering, a lot of the questions are about cost. And it seems to me that what’s not lost is how many traditional auto OEMs are buying credits from Tesla and the like. And so when you look at energy efficiency and lifecycle analysis, whether or not you’ve engaged and can go to a customer and say, actually, by moving to our solution versus XYZ competitor, you’re able to address your footprint by a meaningful amount, or whatever that number is. Which kind of circumvents that whole tax credit thing. And actually, you’re giving greater value from an energy efficiency or a return on energy used, if you will, whether or not you’ve gotten to that level of discussion.

Jane Hunter, CEO, Tritium:

Yeah. And I think that’s what this PKM architecture can be sold and offers. Because one of the ways we sell that when we talk about that is, how often are you going to have, for example, the car club of Porsche Taycan pull up at your site? Where you’ve got 20 Porsche Taycans, all of whom can draw down up to 270, not 350 kilowatts out of your charger. It almost never happens. And so by having this PKM architecture where you can dynamically move power around the site, and you don’t actually need to oversubscribe the site, you get this much more cost-effective drawdown from the grid. And Dave, you probably want to expand on that.

David Finn, CVO & Founder, Tritium:

Yeah. And it gives you so many options, so much flexibility. Because I was speaking to somebody the other day about, installed a bunch of 350 kilowatt charging stations, large scale site. And on those sites they’re seeing average charge rates of 60 kilowatts at the moment. That will increase over the time. But that’s different vehicles coming and going. But that leaves a lot up their sleeve in terms of having capacity at that site to be able to feed more charging stations during peak times. And then we’ll look at the seasonality, and the ability on the PKM architecture to just come along with another 10 charging stations on a skid and connect straight into the rectification system that’s already there, that’s under-utilized already and be able to deal with that seasonal expansion. Because they were quite worried about, well, how do I keep up with the ski season for three months a year, when every Friday people just come pouring out of the city or the beach during the summer times?

David Finn, CVO & Founder, Tritium:

And so I’ve been able to deal with that seasonality is something very interesting too. Or big events, for instance. Yeah. And just to be able to, yeah, I didn’t know. I mentioned it a little bit, but being able to interconnect energy storage onto that once that link is really critical as well, because we’re going to bump into challenges getting grid upgrades in a sensible timeframe as we forward too. Utilities will get slow, and so as more and more demand on, give me more and more megawatts. And be able to put an energy storage onto that DC grid at that site there, we’ll then avoid that incremental... We’ll be able to defer the grid upgrade requirement too, so that’s a key piece of the puzzle as well.

Jane Hunter, CEO, Tritium:

It is, Jed. And at high utilization sites, like when we talked to some of our customers in Norway, where the utilization is just so high. We often ask customers in a voice of the customer activity, what are your three key criteria in making a decision about what chargers you’re going to buy? And they, interestingly, are one of the few customers that will say demand charges are one of their three decision-making criteria because their peak demand is so high. So the ability for them to smooth out demand during peak periods is really critical. And normally when we get top three, you’ll find reliability is almost always in their safeties in there. It’s generally just a threshold to entry. But interestingly, with some of those customers in Norway, they’re now starting to say that demand chargers, and how to deal with demand chargers, are one of their top three criteria in deciding which supplier to purchase from.

Jed Dorsheimer:

I’ll jump back in queue, but you’re dealing with a span of investors across a TAC transportation, probably not a lot of utility. And so being able to unpack the value, most people don’t understand load balancing and the economics associated with that. It might be useful just to add something that you can unpack the value proposition there. Because as we talk more about disrupting and changing grid architectures, that’s probably a more topical thing that’s going to need to help educate investors.

Jane Hunter, CEO, Tritium:

That’s a great point, actually, we should add something to the pack on that, Robert.

David Finn, CVO & Founder, Tritium:

Just to put some perspective on it, in California it’s $30 per kilowatt. So you put in a 350 kilowatt charging station and someone uses it full capacity once that month, you get hit with a $2,000 bill or $130,000 a year. So you’re going to charge more for demand chargers in the first year than you have for the charging station. And having lots of charging stations in one place, and then bringing the average utilization up towards the peak, it then starts to make all the business model work. And so this is a really critical point that yeah, you’re very right, Jed. It’s not well articulate, we should articulate it better in the presentation.

Jane Hunter, CEO, Tritium:

And we saw one of the customers publish those figures recently, Jed. I’m trying to remember whether it was EVgo. We can certainly find it. Who had actually published one of their invoices for the couple of months just showing how demand chargers were higher than their utilization chargers. So it’s a key issue for customers.

Jed Dorsheimer:

Thank you.

Jane Hunter, CEO, Tritium:

Thanks, Jed.

Caldwell Bailey, ICR:

Thanks. As a reminder, if you’d like to ask a question, please press alt Y, or use the raise hand feature in Zoom. Our next question comes from Itay Michaeli from Citi. Please go ahead.

Itay Michaeli, Citi:

Great. Terrific. Thanks for doing the presentation today. I just had two quick follow-ups. First, and I apologize if I missed this on the revenue projections. Can you share just high level of volume and ASP assumptions in the out year there, and maybe also how you benchmark your ASP’s to some of your competitors? And then just, secondly, on slide eight there was a reference in the TAM discussion to potential regulatory limitations on home and workplace charging. I was hoping you can just expand on that a little bit more on the latest and what you’re seeing there. Thank you.

Jane Hunter, CEO, Tritium:

Yeah. Thanks. Yeah, you far away, Michael.

Michael Hipwood, CFO, Tritium:

We don’t disclose the average price and the volume. So in our F4, we will have an average price for our standalone and average price for distributed. But the issue is that the size of the charges vary greatly. As David said, you could have a 50 kilowatt charger all the way up to 350. So an average sales price is, the range is so wide it doesn’t really mean much. Yeah. So that doesn’t answer your question, but that’s why we don’t give that out, because it doesn’t tell us anything about what’s happening with the individual charging segment.

Jane Hunter, CEO, Tritium:

Now, Robert, I don’t know if you’re comfortable, we have shared in the past retail average sale prices approximate.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Yeah, I think you can share that, Jane.

Jane Hunter, CEO, Tritium:

Yep. So just to give you a sense of that Itay, in terms of say a 50 kilowatt. And I’ll just make sure I’m in USD here. A standard 50 kilowatt is going to retail in the high 20K’s close to 30K. And then if you get into the RTM 50 and 75 kilowatts, they’re going to be in the low 30s. At the 75 it’s kind of mid 30s, into 40Ks. And that’s retail, so we obviously will offer materially different prices if you buy over 50, over 100. And then I think, from memory, the tiers there cap out at 200 plus. So is obviously volume discounts available well beyond retail, depending on the type of customer and what they’re buying. And then also, I guess in the States, we’re selling the RT 175, which is a 175 kilowatt.

Jane Hunter, CEO, Tritium:

And that has an entirely different price model, it’s much more significant in terms of price. And that’s the system, Itay. So when you buy it, you need to buy a power unit along with the charger. And so that system, in terms of retail, if we look at as a kind of standard model which might have a credit card reader and dual cable, it will be somewhere around the 90K mark. Now, once we get into the 350 kilowatts in terms of retail, and that’s a product that we’re selling in Europe, you’d be talking over the 100K mark for those systems. And you need usually a power unit per charger there, and often we sell them as two charges, one power unit.

Itay Michaeli, Citi:

That’s a very helpful detail. Thank you.

Jane Hunter, CEO, Tritium:

Pleasure.

David Finn, CVO & Founder, Tritium:

I’m not sure about… there was something around regulatory and the high mark…

Jane Hunter, CEO, Tritium:

Oh, yeah, sorry. That’s an additional, Itay. Yeah.

Itay Michaeli, Citi:

Yeah, on side eight. Just to comment on the regulatory limitations, just maybe hoping you could expand a bit more there.

Jane Hunter, CEO, Tritium:

Yes, just jumping to slide eight. Was that the TAM slide? Is that one of yours, Robert?

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Yeah, let me just... I think it is, it’s on the bottom, there’s a footnote. I think one of the... Or, I’m sorry, the DC of demand in the key TAM drivers. I think one of the things that we continue to see... And by the way, there was a lot of press both in terms of during this past heat wave with just the California ISFO Flex Alert, that began as being voluntary and recommended, residents to curb electricity usage during certain windows and hours. And especially using a whole bunch of high voltage electronic, which is electric vehicle charging.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

But much of that has also extended to other geographies like the UK, where there continues to be talk about trying to make sure that the base load power demand and pulls becomes more even rather than concentrated, particularly during the periods of peak driving or peak charging. So, we see these as trends that are both going to continue and candidly are likely going to require greater adoption on demand, especially middle of the day charging, as drivers are moving out and about. And components of how the markets will develop over the course of the next five years, especially.

Itay Michaeli, Citi:

That’s very helpful. Thanks, Robert.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Sure.

Jane Hunter, CEO, Tritium:

Thanks, Itay.

Caldwell Bailey, ICR:

And that was the last question in our queue, so I would turn it back over to you, Robert, for closing remarks.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Perfect.

Jane Hunter, CEO, Tritium:

There was just a handful in the chat. Will we pass on those for now and allow Robert to wrap up?

Caldwell Bailey, ICR:

I think those were from earlier on…

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

I think we addressed them, Jane. Yeah.

Jane Hunter, CEO, Tritium:

Perfect.

Robert Tichio, Chairman, Decarbonization Plus Acquisition Corp :

Well, thank you everyone for taking the time. On behalf of the company, Jane Hunter, CEO, Tritium, CO, David Fynn, Michael Hipwood, CFO, Tritium, and myself, all of my colleagues at Riverstone and Decarbonization Plus Acquisition Corp II. Thank you everyone for taking the time. We know it’s an incredibly busy period in the market, certainly for new issues, not the least of which are coming through these backings. We have taken great pride in bringing to market businesses that we believe are leaders of both the technology, and whose leadership in their technology categories is either difficult to replicate or costly to do so. No business, in our mind, better represents that through Tritium, given its embrace in the customer channel and its leadership in product development. Thank you again for allocating a part of your morning for this conversation. And we remain available for follow-up in the weeks to come, should any of you desire it. Please feel free to reach out to anyone at the company, to Caldwell or myself. And we look forward to engaging with you further. Take care.

Caldwell Bailey, ICR:

Thanks everybody, and thanks for attending. You may now disconnect.

Forward-Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the transaction between Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”), Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), and Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”) and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets”, “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, the waiver or expiration of a Tritium shareholder’s right to acquire Tritium under the shareholder’s deed in relation to Tritium and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, DCRN and NewCo, which will be the going-forward public company, intend to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of DCRN as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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